If "ye ", de cribe each other bu ine briefly on Schedule D, Page 1, Section Il, Other Bu ine

BD - DIRECT OWNERS/ EXECUTIVE OFFICERS

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
APEX FINTECH SOLUTIONS INC.	DE	OWNER	12/2021	E	Y	N	[redacted]
BECKERMAN, JARRED	I	FINOP	08/2022	NA	Y	N	6683745
MOLLICA, JOHN MICHAEL	I	CEO	07/2022	NA	Y	N	4661641
OMALLEY, EDWARD GEORGE	I	HEAD OF CODA	04/2009	NA	Y	N	5090003
ROBBINS, JOHN FRANKLYN	I	CHIEF COMPLIANCE OFFICER	03/2023	NA	Y	N	1967073

Are there any indirect owners of the applicant required to be reported on Schedule B?

Yes • No

Ownership Codes: NA less than 5% A - 5% but less than 10%	B 10% but less than 25% C - 25% but less than 50%	D 50% but less than 75% E - 75% or more

S.S.No., IRS

CHIEF COMPLIANCE 03/2023

BD - INDIRECT OWNERS

Ownership Codes:	C 25% but less than 50% D - 50% but less than 75%	E 75% or more F - Other General Partners

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
HUI-SIZER, MAITHEW NELS		PEAKS LLC	MANAGING MEMBER	11/2009	D			N 2311367
JUST, JENNIFER JANE	1	PEAKS LLC	MANAGING MEMBER	11/2009	D			N 2261444
PEAK 6 LLC	DE	PEAKS APX HOLDINGS LLC	MEMBER	09/2018	D			N [redacted]
PEAKS APX HOLDINGS LLC	DE	APEX FINTECH SOLUTIONS INC	MEMBER	03/2022	D			N [redacted]

BD Schedule C - Amendments to Schedules A & B

In the Type of Amd column, indicate "A" (addition), "D" (deletion), or "C" (change of information about the same person)

Ownership Codes are: NA - less than 5%; A 5% but less than 10%; B - 10% but less than 25%; C 25% but less than 50%; D - 50% but less than 75%; E 75% or more; F - Other General Partners

List below all changes to schedule A: (DIRECT OWNERS AND EXECUTIVE OFFICERS)

Full Legal Name	DE/FE/I	Type of Amd.	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)